Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 25, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
18/03/2024	3,793	391.7792	1,486,018.51	3,499	428.6560	1,499,867.34	1,377,035.75	7,292	392.6295	2,863,054.26
19/03/2024	3,749	395.7620	1,483,711.74	—	—	—	—	3,749	395.7620	1,483,711.74
20/03/2024	3,732	398.2876	1,486,409.32	3,695	432.9185	1,599,633.86	1,475,132.66	7,427	398.7535	2,961,541.98
21/03/2024	3,783	397.4562	1,503,576.80	3,698	432.5742	1,599,659.39	1,466,635.55	7,481	397.0341	2,970,212.35
22/03/2024	3,730	399.3821	1,489,695.23	—	—	—	—	3,730	399.3821	1,489,695.23
Total	18,787	396.5195	7,449,411.60	10,892	431.4323	4,699,160.59	4,318,803.96	29,679	396.5166	11,768,215.56

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till March 22, 2024, the total invested consideration has been:
•Euro 151,771,919.93 for No. 447,608 common shares purchased on the EXM
•USD 45,192,799.40 (Euro 41,509,321.16*) for No. 118,995 common shares purchased on the NYSE.

As of March 22, 2024, the Company held in treasury No. 13,783,555 common shares equal to 5.36% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until March 22, 2024, the Company has purchased a total of 2,936,076 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 766,025,767.24.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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